FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

May 9, 2007

07023990

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated May 9, 2007

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for Barb O'Neill

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **MAY 9, 2007**

News Release: **07-06** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

Northern Abitibi Appoints Vice President of Exploration

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce the appointment of Dr. Stephen Rowins as the new Vice President Exploration for the company.

Dr. Rowins has 20 years of diverse experience in ore deposit research and mineral exploration and has worked with numerous Junior and Major exploration companies as well as Universities and Research Centers. He spent 7 years as Assistant Professor of Economic Geology at the University of British Columbia and, most recently, held the position of Senior Research Scientist with the Mining and Minerals Division of the Saskatchewan Research Council.

Dr. Rowins has extensive exploration experience in Canada, the United States, Mexico, Chile, and Australia, in commodities including gold, silver, copper, molybdenum, lead, and zinc. Prior to his professorship at the University of British Columbia, he was an Exploration Project Geologist with Boliden Limited and Westmin Resources Limited. Dr. Rowins is active in numerous industry organizations and is currently an Associate Editor for the trade journal *Ore Geology Reviews* and is the incoming Vice Chair for the Geological Association of Canada's Mineral Deposits Division. He is a Professional Geoscientist (P.Geo.) registered in the provinces of British Columbia and Saskatchewan.

The addition of Dr. Rowins to the exploration team is a major step for Northern Abitibi and his expertise and experience will be invaluable in the identification and evaluation of new exploration opportunities.

A total of 100,000 options at $0.15 per share and an expiry date of May 8, 2012 have been granted to Dr. Rowins.

In other news Northern Abitibi has terminated its option on the Cold Springs property in Nevada so it can focus its resources on other exploration opportunities including its Taylor Brook Nickel-Copper-Cobalt-PGE prospect located in northwestern Newfoundland where the first phase of field work is scheduled to commence shortly.

"Shane Ebert"

Shane Ebert, P. Geol.
President and Director

FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE

MAY 9, 2007

News Release: **07-06** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

Northern Abitibi Appoints Vice President of Exploration

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce the appointment of Dr. Stephen Rowins as the new Vice President Exploration for the company.

Dr. Rowins has 20 years of diverse experience in ore deposit research and mineral exploration and has worked with numerous Junior and Major exploration companies as well as Universities and Research Centers. He spent 7 years as Assistant Professor of Economic Geology at the University of British Columbia and, most recently, held the position of Senior Research Scientist with the Mining and Minerals Division of the Saskatchewan Research Council.

Dr. Rowins has extensive exploration experience in Canada, the United States, Mexico, Chile, and Australia, in commodities including gold, silver, copper, molybdenum, lead, and zinc. Prior to his professorship at the University of British Columbia, he was an Exploration Project Geologist with Boliden Limited and Westmin Resources Limited. Dr. Rowins is active in numerous industry organizations and is currently an Associate Editor for the trade journal *Ore Geology Reviews* and is the incoming Vice Chair for the Geological Association of Canada's Mineral Deposits Division. He is a Professional Geoscientist (P.Geo.) registered in the provinces of British Columbia and Saskatchewan.

The addition of Dr. Rowins to the exploration team is a major step for Northern Abitibi and his expertise and experience will be invaluable in the identification and evaluation of new exploration opportunities.

A total of 100,000 options at $0.15 per share and an expiry date of May 8, 2012 have been granted to Dr. Rowins.

In other news Northern Abitibi has terminated its option on the Cold Springs property in Nevada so it can focus its resources on other exploration opportunities including its Taylor Brook Nickel-Copper-Cobalt-PGE prospect located in northwestern Newfoundland where the first phase of field work is scheduled to commence shortly.

"Shane Ebert"

Shane Ebert, P. Geol.
President and Director

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **MAY 9, 2007**

News Release: **07-06** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

Northern Abitibi Appoints Vice President of Exploration

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce the appointment of Dr. Stephen Rowins as the new Vice President Exploration for the company.

Dr. Rowins has 20 years of diverse experience in ore deposit research and mineral exploration and has worked with numerous Junior and Major exploration companies as well as Universities and Research Centers. He spent 7 years as Assistant Professor of Economic Geology at the University of British Columbia and, most recently, held the position of Senior Research Scientist with the Mining and Minerals Division of the Saskatchewan Research Council.

Dr. Rowins has extensive exploration experience in Canada, the United States, Mexico, Chile, and Australia, in commodities including gold, silver, copper, molybdenum, lead, and zinc. Prior to his professorship at the University of British Columbia, he was an Exploration Project Geologist with Boliden Limited and Westmin Resources Limited. Dr. Rowins is active in numerous industry organizations and is currently an Associate Editor for the trade journal *Ore Geology Reviews* and is the incoming Vice Chair for the Geological Association of Canada's Mineral Deposits Division. He is a Professional Geoscientist (P.Geo.) registered in the provinces of British Columbia and Saskatchewan.

The addition of Dr. Rowins to the exploration team is a major step for Northern Abitibi and his expertise and experience will be invaluable in the identification and evaluation of new exploration opportunities.

A total of 100,000 options at $0.15 per share and an expiry date of May 8, 2012 have been granted to Dr. Rowins.

In other news Northern Abitibi has terminated its option on the Cold Springs property in Nevada so it can focus its resources on other exploration opportunities including its Taylor Brook Nickel-Copper-Cobalt-PGE prospect located in northwestern Newfoundland where the first phase of field work is scheduled to commence shortly.

"Shane Ebert"

END

Shane Ebert, P. Geol.
President and Director